Exhibit 3.1

CERTIFICATE OF AMENDMENT

OF

AMENDED AND RESTATED CERTIFICATE OF INCORPORATION

OF

WEST CORPORATION

West Corporation (the “Corporation”), a corporation organized and existing under and by virtue of the General Corporation Law of the State of Delaware (the “DGCL”). DOES HEREBY CERTIFY:

At a meeting of the Board of Directors of the Corporation, a resolution was duly adopted, pursuant to Section 242 of the DGCL, approving this Certificate of Amendment to the Amended and Restated Certificate of Incorporation of the Corporation (the “Certificate of Incorporation”), and declaring this Certificate of Amendment to be advisable. The stockholders of the Corporation duly approved this Certificate of Amendment by written consent in accordance with Sections 228 and 242 of the DGCL.

Section 4.1 of the Certificate of Incorporation is hereby amended and restated in its entirety as follows:

“4.1 Authorized Shares. The total number of shares of capital stock that the Corporation has authority to issue is one billion (1,000,000,000) shares, consisting of: (a) Nine Hundred Million (900,000,000) shares of Class A Common Stock, par value $0.001 per share (“Class A Common Stock”); and (b) One Hundred Million (100,000,000) shares of Class L Common Stock, par value $0.001 per share (“Class L Common Stock”). Following the Class L Conversion (as defined in Section 4.1.1), the total number of shares of capital stock that the Corporation shall have the authority to issue is one billion (1,000,000,000) shares of common stock (the “Common Stock”). The shares of Common Stock shall have the rights, powers, preferences, privileges, qualifications, limitations and restrictions set forth below.

4.1.1. Upon the filing and effectiveness (the “Effective Time”) pursuant to the Delaware General Corporation Law of this Certificate of Amendment to the Certificate of Incorporation of the Corporation, each share of Class L Common Stock outstanding or held by the Corporation in treasury immediately prior to the Effective Time shall, automatically and without any action on the part of the respective holders thereof, be combined and converted into 40.29 shares of Class A Common Stock (the “Class L Conversion”). Fractional shares may be issued in connection with the Class L Conversion. Each certificate that immediately prior to the Effective Time represented shares of Class L Common Stock shall thereafter represent that number of shares of Class A Common Stock into which the shares of Class L Common Stock represented by such certificate shall have been converted.

4.1.2. Immediately following the Class L Conversion, each share of Class A Common Stock then outstanding or held by the Corporation in treasury (including without limitation the Class A Common Stock into which the Class L Common Stock was converted pursuant to the Class L Conversion) shall be reclassified, automatically and without further action on the part of the any holder thereof or otherwise, as one share of Common Stock, and (ii) each fractional share of Class A Common Stock then outstanding or held by the Corporation in treasury shall be reclassified, automatically and without further action on the part of the any holder thereof or otherwise, as an equivalent fractional share of Common Stock. Each certificate that immediately prior to the Effective Time represented shares of Class A Common Stock shall thereafter represent that number of shares of Common Stock into which the shares of Class A Common Stock represented by such certificate shall have been reclassified.”

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IN WITNESS WHEREOF, the corporation has caused this Certificate of Amendment to be signed this 30th day of December, 2011.

WEST CORPORATION

By:	/s/ David C. Mussman
Name: David C. Mussman Title: Executive Vice President, Secretary and General Counsel